U-BX Technology Ltd.

Zhongguan Science and Technology Park
No. 1 Linkong Er Road, Shunyi District, Beijing
People’s Republic of China

December 10, 2025

VIA EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Jan Woo

Re:	U-BX Technology Ltd. Registration Statement on Form F-3, as amended (File No. 333- 291797) Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, U-BX Technology Ltd. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. Eastern Time on Monday, December 15, 2025, or as soon as thereafter practicable.

Very truly yours,

U-BX Technology Ltd.

/s/ Jian Chen
Name:	Jian Chen
Title:	Chief Executive Officer and Director

cc:	Concord & Sage PC